Exhibit 99.1

Rating Action: Moody’s downgrades Argentine non-financial companies and concludes review for downgrade; negative outlook

07 Apr 2020

New York, April 07, 2020 — Moody’s Investors Service, (“Moody’s”) has downgraded the ratings for several non-financial companies operating in Argentina. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019. The actions follow the downgrade of the Government of Argentina’s bond rating to Ca from Caa2, with the outlook changed to negative from ratings under review, on April 3, 2020. For more information, please see “Moody’s downgrades Argentina to Ca, changes outlook to negative” available at https://www.moodys.com/research/Moodys-downgrades-Argentina-to-Ca-changes-outlook-to-negative--PR_419595 .

ISSUERS AND RATINGS DOWNGRADED, NEGATIVE OUTLOOK

Arcor S.A.I.C.´s Corporate Family Rating (CFR) and senior unsecured global notes’ ratings were downgraded to Caa2 from B3. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019.

Pan American Energy, S.L.’s CFR was downgraded to Caa1 from B2. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019.

Pan American Energy, S.L., Argentine Branch´s backed senior unsecured global medium-term notes program rating was downgraded to (P)Caa1 from (P)B2 and the rating of the backed senior unsecured global medium-term notes was downgraded to Caa1 from B2. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019.

Raghsa S.A.´s CFR and senior unsecured notes ratings were downgraded to Caa2 from Caa1. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019.

Tecpetrol Internacional S.L.U.’s CFR was downgraded to Caa1 from B2. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019.

TECPETROL S.A.’s backed senior unsecured notes’ rating was downgraded to Caa1 from B2. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019.

Telecom Argentina S.A.’s senior unsecured notes’ rating was downgraded to Caa3 from Caa1. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019.

YPF Sociedad Anonima’s (YPF) senior unsecured notes ratings was downgraded to Caa3 from Caa2. The rating of the medium-term notes program was downgraded to (P)Caa3 from (P)Caa2. YPF’s Baseline Credit Assessment (BCA) was downgraded to caa3 from caa2. The outlook was revised to negative from ratings under review. This concludes the review for downgrade initiated on 3 September 2019.

RATINGS RATIONALE

The downgrades and changes in outlook to negative for these companies follow the downgrade of the Government of Argentina’s ratings to Ca from Caa2, with the outlook changed to negative from ratings under review, on April 3, 2020. The rating actions reflect Moody’s view that the creditworthiness of these companies cannot be completely de-linked from the credit quality of the Argentine government, and thus their ratings need to closely reflect the risk that they share with the sovereign. Moody’s believes that a weaker sovereign has the potential to create a rating drag on companies operating within its borders, and therefore it is appropriate to limit the extent to which these issuers can be rated higher than the sovereign, in line with Moody’s cross-sector rating methodology “Assessing the Impact of Sovereign Credit Quality on Other Ratings “ published in June 2019, and available on www.moodys.com.

Moody’s decision to downgrade the Government of Argentina’s ratings to Ca reflected Moody’s expectation that private creditors will likely incur substantial losses in the current government debt restructuring process as the economic and financial shock stemming from the pandemic compounds the funding stress that forces the government to reduce its upcoming debt payments obligations in the coming years. The negative outlook reflects the risk that investor losses under the government debt restructuring may be beyond levels consistent with a Ca rating, which typically captures losses of up to 65%.

FACTORS THAT COULD LEAD TO AN UPGRADE OR DOWNGRADE OF THE RATINGS

The principal methodology used in rating Arcor S.A.I.C. was Consumer Packaged Goods Methodology published in February 2020 and available at https://www.moodys.com/researchdocumentcontentpage.aspx? docid=PBC_1202237. The principal methodology used in rating TECPETROL S.A. and Tecpetrol Internacional S.L.U. was Independent Exploration and Production Industry published in May 2017 and available at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1056808 . The principal methodology used in rating Pan American Energy, S.L., Argentine Branch and Pan American Energy, S.L. was Integrated Oil and Gas Methodology published in September 2019 and available at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1172345 . The principal methodology used in rating Raghsa S.A. was REITs and Other Commercial Real Estate Firms published in September 2018 and available at https://www.moodys.com/researchdocumentcontentpage.aspx? docid=PBC_1095505. The principal methodology used in rating Telecom Argentina S.A. was Telecommunications Service Providers published in January 2017 and available at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1055812 . The methodologies used in rating YPF Sociedad Anonima were Integrated Oil and Gas Methodology published in September 2019 and available at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1172345 , and Government-Related Issuers Methodology published in February 2020 and available at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1186207 . Alternatively, please see the Rating Methodologies page on www.moodys.com for a copy of these methodologies.

REGULATORY DISCLOSURES

For further specification of Moody’s key rating assumptions and sensitivity analysis, see the sections Methodology Assumptions and Sensitivity to Assumptions in the disclosure form. Moody’s Rating Symbols and Definitions can be found at: https://www.moodys.com/researchdocumentcontentpage.aspx? docid=PBC_79004.

For ratings issued on a program, series, category/class of debt or security this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series, category/class of debt, security or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody’s rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider’s credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

The ratings have been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

These ratings are solicited. Please refer to Moody’s Policy for Designating and Assigning Unsolicited Credit Ratings available on its website www.moodys.com.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Moody’s general principles for assessing environmental, social and governance (ESG) risks in our credit analysis can be found at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1133569.

The Global Scale Credit Rating on this Credit Rating Announcement was issued by one of Moody’s affiliates outside the EU and is endorsed by Moody’s Deutschland GmbH, An der Welle 5, Frankfurt am Main 60322, Germany, in accordance with Art.4 paragraph 3 of the Regulation (EC) No 1060/2009 on Credit Rating Agencies. Further information on the EU endorsement status and on the Moody’s office that issued the credit rating is available on www.moodys.com.

The below contact information is provided for information purposes only. Please see the ratings tab of the issuer page at www.moodys.com, for each of the ratings covered, Moody’s disclosures on the lead rating analyst and the Moody’s legal entity that has issued the ratings.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody’s legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Martina Gallardo Barreyro

VP-Senior Analyst

Corporate Finance Group

Moody’s Latin America ACR

Ing. Butty 240

16th Floor

Buenos Aires City C1001AFB

Argentina

JOURNALISTS: 1 800 666 3506

Client Service: 1 212 553 1653

Marianna Waltz, CFA

MD - Corporate Finance

Corporate Finance Group

JOURNALISTS: 0 800 891 2518

Client Service: 1 212 553 1653

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JOURNALISTS: 1 212 553 0376

Client Service: 1 212 553 1653

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